UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

______________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Groupon, Inc.

(Name of Issuer)

Class A Common Stock, $.0001 par value per share

(Title of Class of Securities)

399473107

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 399473107	13G	Page 2 of 20

1	NAMES OF REPORTING PERSONS New Enterprise Associates 12, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 54,184,956 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH	8	SHARED DISPOSITIVE POWER 54,184,956 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,184,956 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 399473107	13G	Page 3 of 20

1	NAMES OF REPORTING PERSONS NEA Partners 12, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 54,184,956 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH	8	SHARED DISPOSITIVE POWER 54,184,956 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,184,956 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 399473107	13G	Page 4 of 20

1	NAMES OF REPORTING PERSONS NEA 12 GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 54,184,956 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH	8	SHARED DISPOSITIVE POWER 54,184,956 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,184,956 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 399473107	13G	Page 5 of 20

1	NAMES OF REPORTING PERSONS M. James Barrett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF	5	SOLE VOTING POWER 11,836 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 54,184,956 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 11,836 shares
WITH	8	SHARED DISPOSITIVE POWER 54,184,956 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,196,792 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 399473107	13G	Page 6 of 20

1	NAMES OF REPORTING PERSONS Peter J. Barris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF	5	SOLE VOTING POWER 80,700 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 54,184,956 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 80,700 shares
WITH	8	SHARED DISPOSITIVE POWER 54,184,956 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,265,656 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 399473107	13G	Page 7 of 20

1	NAMES OF REPORTING PERSONS Forest Baskett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 54,184,956 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH	8	SHARED DISPOSITIVE POWER 54,184,956 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,184,956 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 399473107	13G	Page 8 of 20

1	NAMES OF REPORTING PERSONS Ryan D. Drant
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF	5	SOLE VOTING POWER 11,836 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 54,184,956 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 11,836 shares
WITH	8	SHARED DISPOSITIVE POWER 54,184,956 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,196,792 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 399473107	13G	Page 9 of 20

1	NAMES OF REPORTING PERSONS Patrick J. Kerins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF	5	SOLE VOTING POWER 7,944 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 54,184,956 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 7,944 shares
WITH	8	SHARED DISPOSITIVE POWER 54,184,956 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,192,900 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 399473107	13G	Page 10 of 20

1	NAMES OF REPORTING PERSONS Krishna S. Kolluri
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF	5	SOLE VOTING POWER 800 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 54,184,956 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 800 shares
WITH	8	SHARED DISPOSITIVE POWER 54,184,956 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,185,756 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 399473107	13G	Page 11 of 20

1	NAMES OF REPORTING PERSONS Scott D. Sandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 54,184,956 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH	8	SHARED DISPOSITIVE POWER 54,184,956 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,184,956 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 399473107	13G	Page 12 of 20

Item 1(a).	Name of Issuer:

Groupon, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

600 West Chicago Avenue, Suite 620, Chicago, IL 60654.

Item 2(a).	Names of Persons Filing:

New Enterprise Associates 12, Limited Partnership (“NEA 12”); NEA Partners 12, Limited Partnership (“NEA Partners 12”), which is the sole general partner of NEA 12; NEA 12 GP, LLC (“NEA 12 GP”), which is the sole general partner of NEA Partners 12; and M. James Barrett (“Barrett”), Peter J. Barris (“Barris”), Forest Baskett (“Baskett”), Ryan D. Drant (“Drant”), Patrick J. Kerins (“Kerins”), Krishna S. Kolluri (“Kolluri”) and Scott D. Sandell (“Sandell”) (collectively, the “Managers”).  The Managers are the individual managers of NEA 12 GP.  The persons named in this paragraph are sometimes referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of NEA 12, NEA Partners 12 and NEA 12 GP is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.  The address of the principal business office of Baskett, Kolluri and Sandell is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025.  The address of the principal business office of Barrett, Barris, Drant and Kerins is New Enterprise Associates, 5425 Wisconsin Avenue, Suite 800, Chevy Chase, MD 20815.

Item 2(c).	Citizenship:

Each of NEA 12 and NEA Partners 12 is a limited partnership organized under the laws of the State of Delaware.  NEA 12 GP is a limited liability company organized under the laws of the State of Delaware.  Each of the Managers is a United States citizen.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, $.0001 par value (“Common Stock”).

Item 2(e).	CUSIP Number:

399473107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 399473107	13G	Page 13 of 20

Item 4.	Ownership.1

(a)
Amount beneficially owned: NEA 12 is the record owner of 54,184,956 shares of Common Stock as of December 31, 2013 (the “Shares”).  As the sole general partner of NEA 12, NEA Partners 12 may be deemed to own beneficially the Shares.  As the general partner of NEA Partners 12, NEA 12 GP likewise may be deemed to own beneficially the Shares.  As the individual Managers of NEA 12 GP, each of the Managers also may be deemed to own beneficially the Shares.

As of December 31, 2013, Barrett is the record owner of 5,918 shares of Common Stock (the “Barrett Shares”) and the Barrett 2006 Family Trust (the “Barrett Trust”) is the record owner of 5,918 shares of Common Stock (the “Barrett Trust Shares”).  As an affiliate of the Barrett Trust, Barrett may be deemed to own beneficially the Barrett Trust Shares in addition to the Barrett Shares and the Shares.

As of December 31, 2013, Barris is the record owner of 37,104 Deferred Stock Units of the Issuer (the “Barris Deferred Shares”), which represent the right to receive an equal number shares of Common Stock upon the termination of Barris’s service as a Director of the Issuer.  Barris is also the record owner of 24,455 shares of Common Stock (the “Barris Shares”), PJ Barris, LLC is the record owner of 14,648 shares of Common Stock (the “PJ Barris Shares”) and PDB, LLC is the record owner of 4,493 shares of Common Stock (the “PDB Shares”). As a member of PJ Barris, LLC and the investment advisor of PDB, LLC, Barris may be deemed to own beneficially the PJ Barris Shares and the PDB Shares in addition to the Barris Deferred Shares, the Barris Shares and the Shares.

As of December 31, 2013, Drant is the record owner of 10,652 shares of Common Stock (the “Drant Shares”) and the Ryan Drant 2006 Family Trust (the “Drant Trust”) is the record owner of 1,184 shares of Common Stock (the “Drant Trust Shares”).  As an affiliate of the Drant Trust, Drant may be deemed to own beneficially the Drant Trust Shares in addition to the Drant Shares and the Shares.

As of December 31, 2013, Kerins is the record owner of 7,944 shares of Common Stock in addition to the Shares (the “Kerins Shares”).  Accordingly, Kerins may be deemed to own beneficially the Kerins Shares in addition to the Shares.

As of December 31, 2013, the Ishaan S. Kolluri GST Exempt Trust under the Kolluri 2012 Trust Agreement dated November 16, 2012 is the record owner of 400 shares of Common Stock (the “Ishaan Kolluri Shares”) and the Raina V. Kolluri GST Exempt Trust under the Kolluri 2012 Trust Agreement dated November 16, 2012 is the record owner of 400 shares of Common Stock (the “Raina Kolluri Shares”).  As co-trustee of both trusts, Kolluri may be deemed to own beneficially the Ishaan Kolluri Shares and the Raina Kolluri Shares in addition to the Shares.

(b)
Percent of Class:  See Line 11 of cover sheets.  The percentages set forth on the cover sheets for each Reporting Person other than Barris are calculated based on 679,155,332 shares of Common Stock reported by the Issuer to be outstanding immediately after the offering on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the Securities and Exchange Commission on January 7, 2014 (the “Prospectus Shares”).  The percentage set forth on the cover sheet for Barris is calculated based on 679,192,436 shares of Common Stock, which includes the Barris Deferred Shares and the Prospectus Shares.

______________________________
1 This Amendment No. 3 to Schedule 13G does not reflect a change in the number of shares beneficially owned by the Reporting Persons, but rather is being filed to correct a clerical error reported in the number of shares of Common Stock held of record by certain Reporting Persons as of December 31, 2013 in Amendment No. 2 to Schedule 13G filed with the Securities and Exchange Commission on February 12, 2014.

CUSIP No. 399473107	13G	Page 14 of 20

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Line 5 of cover sheets.

(ii)	shared power to vote or to direct the vote: See Line 6 of cover sheets.

(iii)	sole power to dispose or to direct the disposition of: See Line 7 of cover sheets.

(iv)	shared power to dispose or to direct the disposition of: See Line 8 of cover sheets.

Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable. The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-5(b).

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable. This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13G.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 399473107	13G	Page 15 of 20

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:       February 21, 2014

NEW ENTERPRISE ASSOCIATES 12, LIMITED PARTNERSHIP

By:	NEA PARTNERS 12, LIMITED PARTNERSHIP
General Partner

By:	NEA 12 GP, LLC
General Partner

By:                  *
 Peter J. Barris
 Manager

NEA PARTNERS 12, LIMITED PARTNERSHIP

By:	NEA 12 GP, LLC
General Partner

By:                  *
                Peter J. Barris
 Manager

NEA 12 GP, LLC

By:                  *
 Peter J. Barris
 Manager

* M. James Barrett

* Peter J. Barris

* Forest Baskett

* Ryan D. Drant

CUSIP No. 399473107	13G	Page 16 of 20

* Patrick J. Kerins

* Krishna S. Kolluri

* Scott D. Sandell

*/s/ Louis S. Citron Louis S. Citron As attorney-in-fact

This Amendment No. 3 to Schedule 13G was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 399473107	13G	Page 17 of 20

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Groupon, Inc.

EXECUTED this 21st day of February, 2014

NEW ENTERPRISE ASSOCIATES 12, LIMITED PARTNERSHIP

By:	NEA PARTNERS 12, LIMITED PARTNERSHIP
General Partner

By:	NEA 12 GP, LLC
General Partner

By:                  *
 Peter J. Barris
 Manager

NEA PARTNERS 12, LIMITED PARTNERSHIP

By:	NEA 12 GP, LLC
General Partner

By:                  *
                Peter J. Barris
 Manager

NEA 12 GP, LLC

By:                  *
 Peter J. Barris
 Manager

* M. James Barrett

* Peter J. Barris

* Forest Baskett

CUSIP No. 399473107	13G	Page 18 of 20

* Ryan D. Drant

* Patrick J. Kerins

* Krishna S. Kolluri

* Scott D. Sandell

*/s/ Louis S. Citron Louis S. Citron As attorney-in-fact

This Agreement relating to Schedule 13G was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached hereto as Exhibit 2.

CUSIP No. 399473107	13G	Page 19 of 20

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Louis S. Citron, Timothy Schaller, Sasha Keough and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 1st day of August, 2013.

/s/ M. James Barrett
M. James Barrett

/s/ Peter J. Barris
Peter J. Barris

/s/ Forest Baskett
Forest Baskett

/s/ Rohini Chakravarthy
Rohini Chakravarthy

/s/ Patrick Chung
Patrick Chung

/s/ Ryan Drant
Ryan Drant

/s/ Anthony A. Florence
Anthony A. Florence

/s/ Robert Garland
Robert Garland

/s/ Paul Hsiao
Paul Hsiao

/s/ Patrick J. Kerins
Patrick J. Kerins

CUSIP No. 399473107	13G	Page 20 of 20

/s/ Suzanne King
Suzanne King

/s/ Krishna S. Kolluri
Krishna S. Kolluri

/s/ C. Richard Kramlich
C. Richard Kramlich

/s/ Edward Mathers
Edward Mathers

/s/ David M. Mott
David M. Mott

/s/ John M. Nehra
John M. Nehra

/s/ Charles W. Newhall III
Charles W. Newhall III

/s/ Jason R. Nunn
Jason R. Nunn

/s/ Jon Sakoda
Jon Sakoda

/s/ Scott D. Sandell
Scott D. Sandell

/s/ Peter W. Sonsini
Peter W. Sonsini

/s/ A. Brooke Seawell
A. Brooke Seawell

/s/ Ravi Viswanathan
Ravi Viswanathan

/s/ Paul E. Walker
Paul E. Walker

/s/ Harry Weller
Harry Weller